EXHIBIT 99.5



FOR IMMEDIATE RELEASE:


                  SUNBEAM CORPORATION NAMES RICHARD K. BRENNER
                  VICE PRESIDENT, WORLDWIDE BUSINESS PLANNING

         FORT LAUDERDALE, FL - August 29, 1996 - Sunbeam Corporation (NYSE:SOC) announced today, in connection with its rapid assembly of a new, highly focused management team, that it has named Richard K. Brenner to the position of Vice President, Worldwide Business Planning responsible for the Company's strategic planning. Richard will report to Newt White, Sunbeam's Executive Vice President, Consumer Products Worldwide.
         Richard is a highly successful and experienced marketing, advertising and planning professional. His prior experience includes serving as Marketing Director and Product Manager for Procter and Gamble for such popular brands as Secret, Sure and Noxzema. He was responsible for developing the pricing, marketing and advertising strategies for these products which reversed declining market share trends and led to dramatically improved profitability. Prior to Procter and Gamble, Richard developed the marketing strategies for numerous clients while working for the Leo Burnett ad agency in Chicago.
         Mr. Dunlap, the Company's Chairman and Chief Executive Officer, stated, "Rick is an extremely talented professional and we are fortunate to have him on our team. His experience and consumer marketing knowledge will be instrumental in helping to shape the future of Sunbeam."
         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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Contact:          Pete Judice                        John DeSimone
                  Burson-Marsteller, New York        Manager, Investor Relations
                  (212) 614 - 4506                   Sunbeam Corporation
                                                     (954)767-2100